Exhibit 99.5

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City time) on October 29, 2010 for action to be taken.

2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

7 Days Group Holdings Limited (the “Company”)

ADS CUSIP No.:	81783J101.
ADS Record Date:	September 24, 2010.
Meeting Specifics:	Annual General Meeting of Shareholders - November 5, 2010 at 9:00 a.m. (local time) at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Annual General Meeting of Shareholders enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 25, 2009.
Deposited Securities:
Ordinary Shares, Par Value US $0.125 per Share, of the Company deposited under the Deposit Agreement and any and all other securities, property and cash held by the Depositary or the Custodian in respect thereof.

Custodian:	Citibank, N.A. - Hong Kong Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Cayman Islands law and the Articles of Association, voting at any meeting of shareholders of the Company is by show of hands unless a poll is demanded. A poll may be demanded by at least one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs.

Please note that pursuant to Section 4.10 of the Deposit Agreement, in the event voting takes place by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders who provided voting instructions. If voting is by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the holders of ADSs.

Please further note that neither the Depositary nor the Custodian shall exercise any discretion as to voting. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please also note that, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer might result in ownership of Shares represented by such ADSs exceeding limits imposed by applicable law or the Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of such limits, including, but not limited to, the removal or limitation of voting rights with respect to any Holder or Beneficial Owner of ADSs in excess of such limitations.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted. Beneficial owners of ADSs who hold their ADSs through and receive materials from a bank or broker nominee should complete their respective voting instructions in accordance with the instructions received from that bank or broker nominee.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

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Proposals:

Proposal 1: Re-election of Boquan He, Minjian Shi, Miao Chi, Meng Ann Lim, Wee Seng Tan and Bin Dai as directors of the Company.

Proposal 2: Ratification of re-appointment of KPMG as the Company’s independent auditor for the financial year ending December 31, 2010.

 Issues

	For	Against	Abstain
Proposal 1	☐	☐	☐

Proposal 2	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

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